FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2006

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated January 25, 2006 announcing Company s 4th quarter 2005 Financial Results.

Exhibit 99.1 Physical Statistics for 4Q 2005

Exhibit 99.2 Statements of Income for 4Q 2005

Exhibit 99.3 Statements of Income excl. mobile business

Exhibit 99.4 Balance Sheets for 4Q 2005

Exhibit 99.5 Cash Flows for 4Q 2005

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2005 (4Q05) AND FULL YEAR 2005

Highlights:

  The Company recorded net income of Ch$3,455million (US$6.7 million) in 4Q05, and net income for the year 2005 of Ch$25,183 million (US$49.1 million), compared to a net loss of Ch$ 13,202 million (US$25.8 million) and net income of Ch$322,847 million (US$629.9 million) in 4Q04 and full year 2004 respectively, which included an extraordinary income after taxes of Ch$314,468 million (US$613.6 million) for the sale of Telefónica Móvil de Chile in July 2004

  EBITDA in 4Q05 reached Ch$69,166 million (US$135.0 million) and reached Ch$283,751 million (US$553.7 million) for the year 2005.

  EBITDA Margin reached 48.0% in 4Q05 and 48.9% in 2005 compared to 47.8% and 46.5% in 4Q04 and 2004, respectively.

  Average financial debt decreased 21.1% from US$1,225 million in 4Q04 to US$966 million in 4Q05.

Santiago, Chile, January 25 2006, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica CTC Chile" or the "Company") today announced its audited financial results, submitted to review by independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2005) for the fourth quarter of 2005. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December, 2005, which was Ch$512.5=US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company s website

NOTE: As a consequence of the Company s sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), the mobile business was deconsolidated as of July 1, 2004. In this regard and for comparison purposes, certain pro forma information is referenced, excluding the mobile business.

CONSOLIDATED RESULTS FOR 4Q05

(Comparisons refer to 4Q04)

REVENUES

Telefónica CTC Chile's revenues decreased by 2.8% in 4Q05 as compared to 4Q04, amounting to Ch$144,146 million (US$281.3 million). This variation is mainly explained by an 8.0% decline in revenues from basic telephony and a 10.4% drop in corporate customer communication revenues and lower revenues from the long distance business which includes an extraordinary charge of Ch$441 million (US$0.9 million) in 4Q05, associated with an adjustment in ILD traffic revenues.

For 2005, revenues decreased 20.3% compared to 2004, reaching Ch$580,710 million (US$1,133.1 million) which includes an extraordinary charge of Ch$2,558 million (US$5.0 million) in the ILD business traffic. Excluding revenues from the mobile business in the year 2004, revenues decreased 2.8%.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) decreased 3.2% in 4Q05, to Ch$74,980 million (US$146.3 million), mainly explained by: (i) a 44.7% decrease in uncollectables as a consequence of the control polices and which is reflected in a 30.6% increase in prepaid lines, (ii) 22.7% lower sales commissions and (iii) a 0.9% decrease in salaries, mainly due to lower bonus provisions for the year. This was partly offset by an extraordinary charge of Ch$1,112 million (US$2.2 million) related to international long distance business traffic and higher interconnection cost.

In 2005, operating costs and expenses (excluding depreciation) decreased 23.7% compared to 2004, reaching Ch$296,959 million (US$579.4 million). Excluding the mobile business from the figures for the first half of 2004, operating costs and expenses would have decreased 1.7%. This decrease was mainly due to extraordinary charges in the ILD business traffic.

EBITDA

As a result, EBITDA in 4Q05 dropped 2.4% to Ch$69,166 million (US$135.0 million), compared to Ch$70,864 million (US$138.3 million) recorded in 4Q04. During the year 2005, EBITDA fell 16.3% to Ch$283,751million (US$553.7 million) when compared to 2004. Excluding the mobile business in the first half of 2004, EBIDTA fell 7.0%.

EBITDA margin in 4Q05 was 48.0%, compared to the 47.8% recorded in 4Q04. EBITDA margin for the year 2005 reached 48.9% vs. 46.5% for the previous year. Excluding the mobile business, EBITDA margin would have been 52.3% in 2004, and excluding the extraordinary charges in 2005 of Ch$10,624 million (US$20.5 million), the comparable margin would have been 50.5%. The charge is based on a comprehensive study completed in December 2005 as a part of the restructuring and segmentation process implemented by the Company and is related to the review and ongoing strengthening of internal controls and procedures of the business.

DEPRECIATION

Total depreciation in 4Q05 slightly increased by 0.4% to Ch$49,035 million (US$95.7 million) as compared to 4Q04. Depreciation for the year reached Ch$196,655 million (US$383.7 million), representing a decrease of 16.7% compared to 2004. Excluding the mobile business in 2004, depreciation fell 1.2%.

OPERATING INCOME

OPERATING INCOME decreased 8.6% to Ch$ 20,131 million (US$39.3 million) in 4Q05 when compared to Ch$22,020 million (US$43.0 million) in 4Q04.

As a consequence, operating margin reached 14.0% in 4Q05 vs. 14.8% in 4Q04.

For 2005, operating income totaled Ch$87,096 million (US$169.9 million), reflecting a 15.2% decline as compared to 2004 and an operating margin of 15.0% for 2005 vs 14.1% in the previous year. Excluding the mobile business in 2004, operating margin would have been 17.8%.

NON-OPERATING RESULTS

NON-OPERATING INCOME: Telefónica CTC Chile registered a non-operating loss of Ch$8,204 million (US$16.0 million) in 4Q05, as compared to a non-operating loss of Ch$32,813 million (US$64.0 million) in 4Q04. The non-operating result is basically explained by: (i) interest expenses of Ch$6,663 million (US$13.0 million), which decreased by 64.8% due to the 21.4% reduction in the average interest bearing debt in pesos (US$966 million) and a one-time charge of Ch$8,384 million (US$16.4 million) as a result of the US$182 million repurchase of Yankee bonds over par value in 4Q04 and by (ii) a 59.9% decrease in other non-operating expenses that reached Ch$6,986 million (US$13.6 million), which includes a severance payment provision for voluntary early retirement plans being implemented in January 2006 in the amount of Ch$2,028 million (US$4.0 million). These were partly offset by (i) financial income that decreased 22.8% as compared with 4Q04 due to higher short term investments made in 4Q04 using cash received from the sale of Telefónica Móvil in July 2004, and (ii) a gain for monetary correction (price level restatement) in the amount of Ch$2,734 million (US$5.3 million) resulting from the positive 1.24% CPI in 4Q05 that generated gains for the Company due to excess monetary assets vs. monetary liabilities, and partially compensated by the negative impact associated with a 3.2% decrease in the nominal exchange rate over the quarter.

Non-operating results for the year, shifted from a non-operating gain of Ch$285,078 million (US$556.2 million) in 2004 to a non-operating loss of Ch$28,491 million (US$55.6 million) in 2005 and which is basically explained by the gain on the sale of the mobile subsidiary in 2004.

INCOME TAXES

INCOME TAXES: In 4Q05, Telefónica CTC Chile recorded a total income tax provision in the amount of Ch$8,374 million (US$16.3 million) compared to the Ch$2,303 million (US$4.5 million) tax charged in 4Q04. The higher tax charge is mainly explained by higher taxable results for the period.

Total income tax in 4Q05 is composed of Ch$5,437 million (US$10.6 million) in current income taxes and a Ch$2,937 million (US$5.7 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

Income tax provision for the full year reached Ch$33,392 million (US$65.2 million) compared to Ch$64,641 million (US$126.1 million) registered in 2004, which includes the one-time tax generated by the gain on the sale of the mobile subsidiary.

NET RESULT

The Company recorded net income of Ch$3,455 million (US$6.7 million) in 4Q05 vs. a net loss of Ch$13,202 million (US$25.8 million) in 4Q04. In 2005, the Company recorded net income of Ch$25,183 million (US$49.1 million) compared to Ch$322,847 million (US$629.9 million) in 2004 which included an extraordinary income after taxes of Ch$314,467 million (US$613.6 million) for the sale of Telefónica Móvil in July 2004

Net income per share in 4Q05 equaled Ch$3.61 as compared to a loss of Ch$13.79 in 4Q04. Net income per ADR in 4Q05 amounted to US$0.028, compared to a net loss per ADR of US$0.099 recorded in 4Q04.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$57 million in 4Q05 compared to US$38 million in 4Q04. Capital expenditures for full year 2005 reached US$149 million vs. US$151 million in 2004, excluding capital expenditures for the mobile business that reached US$119 million in 2004. Capital expenditures were mainly focused on the development of broadband as well as information systems and client service systems.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

ADSL connections grew 56.5% in 4Q05 as compared to 4Q04 driven by bundled service, consisting of voice and broadband

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 74.9% of total operating revenues in 4Q05, increased 0.2% to Ch$107,926 million (US$210.6 million) in the period as compared to 4Q04. In 2005, fixed telecommunications revenue grew 0.9% reaching Ch$441,476 million (US$861.4 million).

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 8.0% to Ch$69,510 million (US$135.6 million) in 4Q05 as compared to 4Q04. The 25.9% decrease in the fixed monthly charge and a 21.0% decrease in the variable charge was partially compensated by an increase in revenue from tariff flexibility plans. The aggregate 9.7% decline in these two items is mainly due to: (i) an 14.1% decrease in local traffic for 4Q05 compared to 4Q04 and (ii) even though average lines in service grew 2.1% compared to 4Q04, the average revenue per line fell due to a higher proportion of economic lines and prepaid lines, which grew 30.6% as compared to 2004.

Broadband revenues grew 59.4% to Ch$12,350 million (US$24.1 million) in 4Q05, due to the 56.5% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of bundled services consisting of unlimited minutes of voice plus broadband that was launched in 4Q05, as well as commercial alliances. In 4Q05, the Company launched additional services for broadband such as on-line antivirus, remote PC assistance, fire-wall, parental control, online Disney channel and games (Speedy games) among others. Broadband revenues as of 2Q05 include sales to wholesalers, such as ISPs and other operators, in the amount of Ch$1.354 million (US$2.6 million) and which had previously been presented within revenues of corporate communications. .

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and, as of 2Q05, they also include network services to wholesalers, among others. These revenues increased by 31.9% in 4Q05 to Ch$11,684 million (US$22.8 million) as compared to 4Q04. This increase was mainly due to a 62.1% growth in other interconnection service, mainly due to revenues received in 4Q05 for pending access charges and rental capacity from other telecom operators. The above was partly compensated by a decrease of 10.4% and 43.3% in revenue for access charges from DLD and ILD respectively, mainly due to a 22.2% drop in overall traffic.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations and in equipment marketing revenues. These revenues decreased by 7.6% in 4Q05 to Ch$14,382 million (US$28.1 million) as compared to 4Q04. This is mainly due to a decrease in equipment marketing revenues and directory advertising and public telephone revenues, which were partly offset by a 16.0% increase in revenues from Telemergencia.

LONG DISTANCE

Market share in DLD and ILD reached 45.7% and 33.2%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.7% of consolidated operating revenues in 4Q05, decreased 12.6% as compared to 4Q04 to Ch$13,927 million (US$27.2 million). The decrease in revenues is explained by (i) a 21.3% decrease in ILD revenues due to an extraordinary charge associated with ILD traffic revenues for Ch$441 million (US$0.9 million) in 4Q05. Excluding this effect ILD revenues decreased 13.9%; and, (ii) an 8.5% and 5.7% decrease in revenues from DLD and rental of the long distance network, respectively. The traffic in 4Q05 decreased 11.5% in DLD and increased 1.3% in ILD while the average tariff for DLD increased 3.3% and it decreased 21.8% for ILD. The drop in DLD traffic was less than that experienced by the overall market which fell 13.8%. In the case of ILD, market traffic fell 6.0%.

In 2005, long distance revenues decreased 9.1% to Ch$57,972 million (US$ 113.1 million) which includes extraordinary charges. Excluding this extraordinary charge long distance revenues decreased 5.1%.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from corporate customer communications represented 14.8% of consolidated revenues

Corporate customer communications includes revenues from: (i) telecommunications equipment, which mainly refers to the sale of equipment for voice and data transmission; (ii) complementary telephone services, such as digital communications (high consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 14.8% of consolidated revenues, decreased 10.4% to Ch$21,404 million (US$41.8 million) in 4Q05 as compared to 4Q04. The decrease in these revenues was mainly due to: (i) a 17.3% decrease in data service resulting from the reclassification of revenues from interconnection services to wholesalers (broadband for wholesalers), which were reclassified as fixed telecommunications revenues in the amount of Ch$1,573 million (US$3.1 million), (ii) a 17.5% drop in complementary services revenue and due to reclassification of information of service income (service number 600, 700 and 800) toward value added service of fixed telecommunication. Excluding those revenues in 2004, complementary service grew 4.7% due to an increase in sales levels in the high consumption plans associated to more tariff flexibility, and digital lines (high consumption plans for voice) grew 58.9% as compared to 4Q04. Revenues from Circuits and others fell 10.2% due to the migration from traditional technologies to more advanced data technologies and in 4Q04 is registered higher revenues from the ending of e-solution projects. The above was partly offset by a 15.9% increase in equipment marketing revenues, resulting from the higher sales of equipment and PABX with IP technologies and data equipment. In 4Q05, ATM links and Datared decreased by 34.6% and 32.7%, while data links through the IP network (dedicated IP) grew 4.7%.

In 2005, revenues from corporate customer communications fell 8.9% to Ch$78,214 million (US$152.6 million).

OTHER BUSINESSES

These revenues include those from other Company subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.6% of total operating revenues in 4Q05, increased to Ch$889 million (US$1.7 million) as compared to Ch$760 million (US$1.5 million). In 2005, these revenues totaled Ch$3,048 million (US$5.9 million).

BUSINESS UNIT PERFORMANCE FOR 4Q05

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to net Result (Ch$mn)
Consolidated	69,166	48.0%	3,455

Business Unit
Fixed Telecommunications	57,220	46.8%	(1,184)
Long Distance	4,220	21.9%	914
Corp. Communications	6,481	27.7%	3,277

COMPANY NEWS

4Q05 FINANCE ACTIVITIES

On October 2005, the series E commercial paper issued in January 2005 was amortized for a total of Ch$12,000 million. Additionally, on October 25, the Company issued the series G and H Commercial Paper for a total amount of Ch$33,960 million (approximately US$64.2 million) with a nominal monthly rate of 0.51% and maturities of April 20 and 26, 2006, respectively.

On October 28, the Company renegotiated a syndicated loan for US$150 million, extending the maturity to June 2011 (bullet) and reducing the rate to LIBOR + 0.375% (vs. LIBOR + 1.125% previously).

On January 2006, the Company paid the remaining US$156 million of its Yankee bonds issued in 1999 at a 8.375% rate.

IPTV PROYECT

To strengthen the Company s leadership and broadband growth, Telefonica CTC Chile will develop a new TV project during 2006 to offer TV over broadband and other solutions to its different client segments. This product will allow the Company to strengthen client loyalty and earn new customers using the current infrastructure, increasing the APRU per client. The required capital expenditure for this project will be between US$200 and US$250 million over a three-year period (2006-2009).

ADDITIONAL DIVIDEND AGAINST CAPITAL REDUCTION

On January 24, 2006, the Company s Board decided to call to an extraordinary Shareholder meeting for April 20, 2006. The objective is to inform and decide on the following subjects:

  Capital reduction of Ch$40,200,513,570

  Reform of Company by-laws

  All other subjects needed to formalize the matters approval at the meeting.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Florencia Acosta	Kevin Kirkeby
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
schelle@ctc.cl, vgaete@ctc.cl	kkirkeby@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A. s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A. s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: .

Name: Julio Covarrubias F.

Title: Chief Financial Officer